Filed by MACOM Technology Solutions Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of

1934, as amended

MACOM 100 Chelmsford Street Lowell, Massachusetts 01851 +1 978 656.2500 www.macom.com	Subject Company: Applied Micro Circuits Corporation Commission File No. 000-23193

Announcement

Date: December 15, 2016

To: AppliedMicro

From: MACOM

Subject: Wishes for a Happy and Healthy New Year

With the holiday season quickly approaching it’s a good time to reflect on the previous year and begin to look forward to what’s in store for 2017.

Once our deal closes, I genuinely believe that MACOM will be positioned to outperform the semiconductor industry and provide enhanced value to MACOM and AppliedMicro customers for years to come.

I can’t tell you how many customers, investors and analysts have congratulated us on our plan to join forces with the AppliedMicro team. Your reputation is one of long-term excellence, a true leader in your field. People quickly see the synergy opportunity between our companies and see the explosive potential of combining forces. The closer I look and more I learn of your team, the more excited I get. That, to me, is the sign of a truly great deal.

I encourage everyone to take time to recharge by enjoying time this holiday season with your friends and family. We at MACOM deeply believe in maintaining a healthy work-life balance. We thrive on the challenges and reward of a successful company and professional career, but we never lose sight of what life’s really all about – happy and healthy times with our loved ones.

I wish you all a happy and healthy New Year, and look forward to the opportunity to work with each and every one of you following the closing to make our hopes and dreams a reality!

John

Additional Information and Where to Find It

In connection with the exchange offer for the outstanding shares of AppliedMicro stock, the offering subsidiary of MACOM, Montana Merger Sub I, Inc., plans to file a tender offer statement on Schedule TO, together with other related exchange offer documents and a registration statement on Form S-4; and AppliedMicro plans to file a Recommendation Statement on Schedule 14D-9. This letter is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that MACOM and Montana Merger Sub I, Inc., will file with the SEC. These documents will contain important information about MACOM, AppliedMicro and the transactions. AppliedMicro stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to AppliedMicro stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting MACOM’s investor relations department at 949-224-3874 or AppliedMicro’s investor relations department at 415-217-4962.